Exhibit A

Ceragon Previews Ira Palti’s Remarks at Needham Growth Conference

January 13, 2020

Ceragon Previews Ira Palti’s Remarks at Needham Growth Conference

Remarks will provide an update on the potential impact on Q4 results of certain one-time items as well as discuss the company’s business outlook and related financial assumptions

Little Falls, New Jersey, January 13, 2020 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, indicated that it’s CEO, Ira Palti, will address investors at the Needham Growth Conference on January 14, 2020 at 4:10-4:50 pm ET. His remarks will be webcast live and available on demand after the conference from Ceragon’s website. Key points from his planned remarks are summarized below. Final results for Q4/FY 2019 will be released on February 10, 2020. During the Q4 results call, management will share its 2020 financial targets, after completion of its annual plan.

Fourth Quarter of 2019

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Ceragon’s revenue grew sequentially in most regions in Q4, with APAC returning to a more typical level after an unusually strong Q3 and with a sequential revenue decline in India, as previously described during the company’s Q3 results call. Consistent with analysts’ expectations, final Q4 revenue will likely be toward the low end of management’s previously discussed Q4 guidance of $70 to $75 million.

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Q4 results are now expected to include certain additional one-time items including: 1) a provision of $1.8 to $2.3 million related to inventory of a low-volume older product made in connection with a plan to reduce the number of contract manufacturers, and 2) a provision of $1.0 to $1.5 million related to a long-time customer experiencing financial difficulties. Including these additional provisions, the total of all one-time items in the fourth quarter is expected to be in the range of $3.0 million to $4.5 million, which will increase both the GAAP and non-GAAP net loss by this amount.

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Based on management’s revenue and product mix expectations for Q4, including one-time items, the GAAP net loss is expected to be in the range of $3.0 million to $4.5 million and the non-GAAP net loss is expected to be in the range of $3.8 million to $5.3 million. Excluding one-time items, the net loss is expected to be consistent with prior comments.

2020 and beyond

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The current outlook for global 5G deployments generally is in-line with Ceragon’s expectations as discussed during the past year. In India, where specific issues have caused operators to reevaluate their plans, management’s view remains as described on the Q3 results call.

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The company’s quarterly revenue run rate assumption for 2020 is currently $70-$75 million with the potential for Q1 to be lower, primarily due to the negative impact of seasonal factors.  As previously noted, important 5G-related design wins secured during 2019 are expected to produce orders in the first half of 2020, with the related ramp in revenue likely to begin during the second half.

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Based on its assumptions for quarterly revenue run rate, product mix and operating expenses, management continues to expect 2020 to be a profitable year, with growth in revenue based on the expected timing of revenue from recent 5G design wins and customers’ shifting their 5G programs from the planning phase to deployment.

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The company is continuing to invest aggressively in order to maintain its technology leadership, including its design-to-cost and first-to-market advantages. Management plans to capitalize on these strengths and drive long term growth through 5G-related market share gains from design wins with new customers and a higher share of existing customers’ business. With its focus on increasing gross profit while tightly controlling overall operating expenses, management expects to increase net income as 5G deployments continue to expand worldwide during the next several years.

Ceragon Previews Ira Palti’s Remarks at Needham Growth Conference

January 13, 2020

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G, mission-critical multimedia services and other applications at high reliability and speed.

Ceragon’s unique multicore technology and disaggregated approach to wireless backhaul provides highly reliable, fast to deploy, high-capacity wireless backhaul for 5G and 4G networks with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

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Media Contact:	Investor Contact:
Tanya Solomon	Ran Vered
Ceragon Networks	Ceragon Networks
Tel: +972-3-543-1163	Tel. +972-3-543-1595
media@ceragon.com	investor@ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders

Safe Harbor

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, growth prospects, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the  risks relating to the concentration of a significant portion of Ceragon's expected business in certain geographic regions and particularly in India, where a small number of customers are expected to represent a significant portion of our revenues, including the risks of deviations from our expectations of timing and size of orders from these customers; the risk that the current slowdown in revenue from India could extend for a longer period than anticipated; the risk of delays in converting design wins into revenue as well as the expected revenue growth; risks associated with any failure to meet our product development timetable and specifications, and to maintain our technological advantage over our competitors; risks associated with any failure to effectively compete with other wireless equipment providers; the risk that the rollout of 5G services could take longer or differently than anticipated; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F, Item 3, under the caption “Risk Factors”, and Ceragon's other filings with the Securities and Exchange Commission, that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our announcements, presentations, or commentary will prove to be accurate. We do not assume any obligation to update any forward-looking statements.